AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 23, 2004.

                                                REGISTRATION NO.  333-
                                                                      ----------
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       -----------------------------------

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       -----------------------------------

                                 INFINITY, INC.
             (Exact name of registrant as specified in its charter)

                       -----------------------------------

                COLORADO                                   84-1070066
 (State or other jurisdiction of incorporation   (I.R.S. Employer Identification
              or organization)                             No.)

                       -----------------------------------

                         1401 WEST MAIN STREET, SUITE C
                              CHANUTE, KANSAS 66720
                            TELEPHONE: (620) 431-6200
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 STANTON E. ROSS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 INFINITY, INC.
                         1401 WEST MAIN STREET, SUITE C
                              CHANUTE, KANSAS 66720
                            TELEPHONE: (620) 431-6200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 With copies to:

                               DEBORAH J. FRIEDMAN
                                 KATELIN OAKLEY
                            DAVIS GRAHAM & STUBBS LLP
                       1550 SEVENTEENTH STREET, SUITE 500
                             DENVER, COLORADO 80202
                            TELEPHONE: (303) 892-9400

                       -----------------------------------


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         -------------------------------

                         CALCULATION OF REGISTRATION FEE

                                                            Proposed maximum      Proposed maximum       Amount of
          Title of each class of             Amount to be    offering price      aggregate offering     registration
       securities to be registered            registered      per share (1)          price (1)              fee
------------------------------------------- --------------- ------------------ ----------------------- ---------------
Common Stock, $.0001 par value                1,027,000           $7.71              $7,918,170            $932


(1) Estimated solely for the purpose of computing the registration fee. The proposed maximum offering price per share and maximum aggregate offering price for the shares being registered hereby are calculated in accordance with Rule 457(c) under the Securities Act using the average of the high and low sales price per share of our common stock on December 20, 2004, as reported on the Nasdaq National Market.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                 Subject to completion, dated December 23, 2004

PROSPECTUS

                                1,027,000 SHARES
                                 INFINITY, INC.
                                  COMMON STOCK

                                ----------------

      The 1,027,000 shares of common stock, $.0001 par value, offered hereby are being offered from time to time by certain Infinity, Inc. shareholders. See "Selling Shareholders." The price at which the selling shareholders may sell the shares will be determined by the prevailing market price for the shares, in negotiated transactions or otherwise as set forth herein. See "Plan of Distribution."

      Infinity Inc.'s common stock is listed on the Nasdaq National Market under the symbol "IFNY." On December 21, 2004, the last reported sales price of our common stock on the Nasdaq National Market was $7.94 per share.

      FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is ________________

                                ----------------


--------------------------------------------------------------------------------
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDERS MAY NOT SELL THESE SECURITIES PURSUANT TO THIS PROSPECTUS UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND NEITHER INFINITY, INC. NOR THE SELLING SHAREHOLDERS ARE SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

FORWARD-LOOKING STATEMENTS....................................................2
PROSPECTUS SUMMARY............................................................3
RISK FACTORS..................................................................4
SELLING SHAREHOLDERS.........................................................13
USE OF PROCEEDS..............................................................16
PLAN OF DISTRIBUTION.........................................................16
LEGAL MATTERS................................................................17
EXPERTS......................................................................17
WHERE YOU CAN FIND MORE INFORMATION..........................................17

      As used in this prospectus, the terms "Infinity," "we," "our," "ours" and "us" may, depending on the context, refer to Infinity, Inc. or to one or more of Infinity, Inc.'s consolidated subsidiaries or to all of them taken as a whole. When we refer to "shares" throughout this prospectus, we include all rights attaching to our shares of common stock under any shareholder rights plan then in effect.

                           FORWARD-LOOKING STATEMENTS

      This prospectus, including the information incorporated by reference, contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The use of any statements containing the words "intend," "believe," "estimate," "project," "expect," "anticipate," "plan," "should" or similar expressions are intended to identify such statement. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the availability of third party financing at the times and on the terms anticipated, fluctuations in the prices of oil and gas, uncertainties inherent in estimating quantities of oil and gas reserves and projecting future rates of production and timing of development activities, operating risks, liquidity and capital requirements, the effects of governmental regulation, adverse changes in the market for our oil and gas production, continued acceptance of our oil field services in the marketplace, dependence upon third-party vendors, and other risks detailed in our periodic report filings with the Securities and Exchange Commission (the "SEC").

                               PROSPECTUS SUMMARY

THE COMPANY

      Infinity, Inc. is primarily engaged in the identification, acquisition, exploration and development of oil and gas properties and providing oil field services. We have four wholly-owned operating subsidiaries: Infinity Oil & Gas of Wyoming, Inc. ("Infinity-Wyoming"), Infinity Oil and Gas of Texas, Inc. ("Infinity-Texas"), Consolidated Oil Well Services, Inc. ("Consolidated"), and Infinity Oil and Gas of Kansas, Inc. ("Infinity-Kansas").

      Infinity-Wyoming, Infinity-Texas, and Infinity-Kansas are engaged in the acquisition, exploration, development, and the production, marketing, and sale of crude oil and natural gas. Infinity-Wyoming has interests in the Greater Green River Basin of southwest Wyoming and the Sand Wash and Picance Basins of northwest Colorado. Infinity-Texas has interests in the Fort Worth Basin of Texas. Infinity-Kansas' current interest is in a partner-operated river sand operation in southwest Kansas.

      Consolidated provides services associated with drilling and completion of oil and gas wells, including cementing, acidizing, fracturing, nitrogen pumping and water hauling. Consolidated previously provided on-site remediation services for hazardous and non-hazardous waste, and operates a centralized water treatment facility and has operated facilities to treat brine water produced by oil and gas wells. The Cheyenne, Wyoming waste-water treatment facility operates on a limited basis.

      Our corporate offices are located at 1401 West Main Street, Suite C, Chanute, Kansas 66720. Our telephone number is (620) 431-6200. Our web site is http://www.infinity-res.com. The information on our website does not constitute part of this prospectus.

THE OFFERING

      We are registering an aggregate of 1,027,000 shares of common stock of Infinity, Inc., which we refer to as the offered shares, to be offered for sale by certain of our shareholders, which we refer to as the selling shareholders.

      The selling shareholders purchased the offered shares in a private placement completed on November 12, 2004, referred to as the private placement. In connection with the private placement, we relied on Section 4(2) of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and Regulation D promulgated thereunder.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the offered shares by the selling shareholders.

                                  RISK FACTORS

      OUR BUSINESS, OPERATIONS, AND FINANCIAL CONDITION ARE SUBJECT TO VARIOUS RISKS. WE URGE YOU TO CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION CONTAINED IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR CASH FLOWS COULD BE MATERIALLY HARMED. IN ANY SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU COULD LOSE ALL, OR A PART, OF YOUR INVESTMENT.

WE HAVE A HISTORY OF OPERATING LOSSES AND WE MAY BE UNABLE TO ACHIEVE LONG-TERM PROFITABILITY.

      We incurred a net loss in our fiscal years ended December 31, 2003 and 2002 of approximately $9.9 million and $1.6 million, respectively. Although we reported net income for the nine months ended September 30, 2004, there can be no assurance that profitability will continue or that we will report net income for the year ending December 31, 2004. Our net losses may impair our ability to obtain financing for drilling and other business activities at all or on favorable terms. It may also impair our ability to attract investors if we attempt to raise additional capital, to grow our business or for other business purposes, by selling additional debt or equity securities in a private or public offering.

      Our ability to achieve a profit from operations on a long-term basis will largely depend on whether we are successful in exploring for and producing oil and gas from our existing properties. We face the following potential risks in developing our oil and gas properties:

      o     prices for oil and gas we produce may be lower than expected;

      o the capital, equipment, personnel or services required to develop the leases for production may not be available;

      o     we may not find oil and gas reserves in the quantities anticipated;

      o the reserves we find may not produce oil and gas at the rate anticipated;

      o     the costs of producing oil and gas may be higher than expected; and

      o we may encounter one or more of many operating risks associated with drilling for and producing oil and gas.

OIL AND GAS PRICES ARE VOLATILE, AND DECLINES IN PRICES WOULD HURT OUR ABILITY TO ACHIEVE PROFITABLE OPERATIONS.

      Our future oil and gas revenue, operating results, profitability, future rate of growth and the carrying value of oil and gas properties will depend heavily on prevailing market prices for oil and gas. We expect the market for oil and gas to continue to be volatile for the foreseeable future. For the period from January 1, 2003 through September 30, 2004 we received revenue per barrel of oil as low as $27.37 in May 2003 and as high as $44.96 in September 2004. During that period, the Inside FERC, first of the month CIG Index, the pricing index on which our gas sales are based, fluctuated from a low of $3.14 per million British thermal units (MMBtu) or approximately $3.45 per thousand cubic feet (MCF) in January 2003 to a high of $5.61 per MMBtu or approximately $6.17 per MCF during June 2004. Based on third quarter 2004 production levels, each $1.00 decrease in the price of crude oil would reduce Infinity's oil revenue by approximately $3,000 per month and if none of the gas produced were being sold under fixed price contracts, each $0.10 decrease in natural gas price would reduce Infinity's gas revenue by approximately $9,000 per month.

      Revenue generated from oil field services provided by Consolidated is indirectly affected by the price of oil and gas. Consolidated has historically experienced higher revenue in periods of high oil and gas prices and lower revenue in periods of low oil and gas prices.

      Any substantial or extended decline in the price of oil or gas would reduce our cash flow and borrowing capacity, as well as the value and the amount of our oil and gas reserves.

      Most of our proved reserves are natural gas. Therefore, the volatility in the price of natural gas will have the greatest impact on our operations. Various factors beyond our control affect prices of oil and gas, including:

      o     worldwide and domestic supplies of oil and gas;

      o political instability or armed conflict in oil or gas producing regions;

      o the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil prices;

      o     production controls;

      o     the price and level of foreign imports;

      o     worldwide economic conditions;

      o     marketability of production;

      o     the level of consumer demand;

      o     the price, availability and acceptance of alternative fuels;

      o the price, availability and capacity of commodity processing and gathering facilities, and pipeline transportation;

      o     weather conditions; and

      o     actions of federal, state, local and foreign authorities.

      These external factors and the volatile nature of the energy markets generally make it difficult to estimate future prices of oil and gas. Significant declines in oil and natural gas prices for an extended period may cause various negative effects on our business, including:

      o     impairing our financial condition, cash flows and liquidity;

      o     limiting our ability to finance planned capital expenditures;

      o     reducing our revenue, operating income and profitability;

      o     reducing the carrying value of our oil and natural gas properties;
            and

      o     reducing demand for our oil field service business.

      A charge to earnings and book value would occur if there is a further ceiling write down of the carrying value of Infinity's oil and gas properties. Impairments can occur when oil and gas prices are depressed or unusually volatile. Once incurred, a ceiling write-down of oil and gas properties is not reversible at a later date when better industry conditions may exist. We review, on a quarterly basis, the carrying value of our oil and gas properties under the full cost accounting rules of the SEC. Under these rules, costs of proved oil and gas properties may not exceed the present value of estimated future net revenue from proved reserves, after giving effect to cash flow from hedges, discounted at 10%, net of taxes, less the liability for asset retirement obligations. Application of the ceiling test generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal quarter, after giving effect to Infinity's cash flow hedge positions, if any, and requires a write-down for accounting purposes if the ceiling is exceeded, even if prices were depressed for only a short period of time.

      During the three months ended December 31, 2003, the Company recorded a ceiling write-down in the amount of $2,975,000. At March 31, 2004, June 30, 2004, and September 30, 2004, Infinity would have recognized ceiling write-downs ranging between $1.0 million and $2.0 million based upon prices in effect on those dates. However due to subsequent significant net increases in crude oil and natural gas prices after each quarter end, Infinity was not required to recognize any such write-downs. A decrease in oil or gas prices which continue to remain volatile, a significant decrease in estimated gas production in future periods, or the reclassification of development costs to properties subject to depletion without an increase in associated proved reserves could result in a ceiling write-down during future periods.

RESERVES MAY BE AFFECTED BY REGIONAL FACTORS.

      The prices to be received for the natural gas production from our Wyoming properties, and Colorado, Texas and Kansas properties in the future, if any, will be determined mainly by factors affecting the regional supply of and demand for natural gas, which include the degree to which pipeline and processing infrastructure exists in the region. Based on recent experience, regional differences could cause a negative basis differential of between $0.30 per MCF and $1.50 per MCF in Wyoming between the published indices generally used to establish the price received for regional natural gas production and the actual price received by us for our natural gas production.

FORWARD SALES TRANSACTIONS MAY LIMIT OUR POTENTIAL GAINS OR EXPOSE US TO LOSS.

      To manage our exposure to price risks in the marketing of our natural gas, we enter into natural gas fixed price physical delivery contracts from time to time with respect to a portion of our current or future production. These transactions could limit our potential gains if natural gas prices were to rise substantially over the price established by the contracts. In addition, such transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

      o     our production is less than expected;

      o the counterparties to our futures contracts fail to perform under the contracts; or

      o our production costs on the hedged production significantly increase.

EXPLORATION AND DEVELOPMENT OF OUR OIL AND GAS PROJECTS WILL REQUIRE LARGE AMOUNTS OF CAPITAL WHICH WE MAY NOT BE ABLE TO OBTAIN.

      Full exploration and development of Infinity's properties could require drilling in excess of 1,000 production wells, 100 disposal wells to handle produced water, and the construction of 100 production facilities. This could require capital expenditures over time of in excess of $1 billion. Currently, our potential sources of financing for these activities are cash generated by operations, future sales of equity or debt securities, obtaining additional debt financing or additional borrowings on the existing line of credit with U.S. Bank through the expansion of our borrowing base. The additional borrowing base is dependent on a number of factors including the price of natural gas and crude oil, our ability to hedge future production, costs of operations, proved reserves and our ability to produce and sell the oil and gas produced. Additional borrowings on the line of credit may not be available if the borrowing base cannot be expanded, and other financing may not be available to us on terms that are acceptable. Future cash flows and the availability of financing are subject to a number of variables, such as:

      o our oil and gas projects in the Green River Basin of Wyoming, Fort Worth Basin of Texas, and Sand Wash and Piceance Basins of Colorado achieving a level of production that provides sufficient cash flow to support additional borrowings and to attract other forms of debt and equity capital;

      o     our success in locating and producing new reserves;

      o     prices of crude oil and natural gas;

      o     the level of production from existing wells; and

      o     amounts of necessary working capital and expenses.

      Issuing equity securities to satisfy our financing or refinancing requirements could cause substantial dilution to existing shareholders. Debt financing could lead to:

      o all or a substantial portion of our operating cash flow being dedicated to the payment of principal and interest;

      o an increase in interest expense as the amount of debt outstanding increases or as variable interest rates increase;

      o increased vulnerability to competitive pressures and economic downturns; and

      o restrictions on our operations that may be contained in any contract entered into with lenders.

      In order to reduce our capital needs, while continuing development of our oil and gas projects, we could enter into partnerships with another oil and gas company or companies in which we would maintain a carried or reduced working interest in the oil and gas properties. However, this would reduce our ownership and control over the projects and could significantly reduce our future revenue generated from gas production.

      If projected revenue were to decrease due to lower oil and natural gas prices, decreased production or other reasons, and if we were not able to obtain the necessary capital, our ability to execute development plans or maintain production levels could be limited.

OUR LEVERAGE AND DEBT SERVICE OBLIGATIONS MAY ADVERSELY AFFECT OUR CASH FLOW AND OUR ABILITY TO MAKE PAYMENTS ON OUR LONG-TERM DEBT.

      As of November 30, 2004, we had total long-term debt of approximately $26.0 million. Our level of debt could have important negative consequences to our business, including the following:

      o it may be more difficult for us to satisfy our debt repayment obligations;

      o covenant violations, if any, could result in accelerated payment terms on existing debt;

      o we may have difficulties borrowing money or attracting other forms of debt and equity capital in the future for acquisitions, to meet our operating expenses or for other purposes;

      o the amount of our interest expense may increase because certain of our borrowings are at variable rates of interest, which, if interest rates increase, would result in higher interest expense;

      o we will need to use a portion of our revenue to pay principal and interest on our debt which will reduce the amount of money we have to finance our operations and other business activities;

      o substantially all of our properties are pledged as collateral to lenders and failure to pay could result in foreclosure and loss of assets;

      o we may have a higher level of debt than many of our competitors, which may place us at a competitive disadvantage;

      o we may issue equity securities at an undesired or unanticipated point in time to repay indebtedness, causing additional dilution to our shareholders;

      o we may be more vulnerable to economic downturns and adverse developments in our industry; and

      o our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate.

INFORMATION CONCERNING OUR RESERVES, FUTURE NET REVENUE ESTIMATES, AND POTENTIAL FUTURE CEILING WRITE-DOWNS ARE UNCERTAIN.

      There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values. Actual production, revenue and reserve expenditures will likely vary from estimates.

      Estimates of oil and natural gas reserves, by necessity, are projections based on available geologic, geophysical, production and engineering data, and there are uncertainties inherent in the manner of producing and the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of factors and assumptions based on existing conditions, all of which may vary considerably from actual future results and from one professional engineer to another.

      In addition, investors should not construe the present value of future cash flows as the current market value of the estimated oil and natural gas reserves attributable to our properties. The estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, in accordance with applicable regulations, whereas actual future prices and costs may be materially higher or lower. Factors that will affect actual future net cash flows include:

      o     the amount and timing of actual production;

      o     the price for which that oil and gas production can be sold for;

      o     supply and demand for oil and natural gas;

      o curtailments or increases in consumption by natural gas and oil purchasers; and

      o     changes in government regulations or taxation.

      As a result of these and other factors, we will be required to periodically reassess the amount of our reserves, which may require us to recognize a ceiling write-down of our oil and gas properties. Such factors could cause us to have to write down the value of our properties in future periods.

      At September 30, 2004, Infinity-Wyoming has approximately $6.8 million invested in unproved oil and gas properties not subject to amortization on its Labarge project and expects to incur up to an additional $0.5 million in costs under an agreement to further develop the property during 2004. In order to further evaluate and develop the Labarge project, Infinity-Wyoming entered into an agreement in December 2003 with Schlumberger Technology Corporation ("Schlumberger") and Red Oak Capital Management LP ("Red Oak"). The agreement contemplates that Schlumberger will perform completion or recompletion operations in the Labarge field on a minimum of five wells during the first year. Through November 30, 2004, Schlumberger has performed completion or recompletion operations on three wells. At present, no additional operations have been planned or scheduled by Schlumberger. No assurance can be given that Schlumberger and Red Oak will perform any operations in the future. During 2004, Infinity has performed completion operations on two additional wells in the Labarge field outside of the agreement with Schlumberger and Red Oak.

      At December 31, 2004, or during 2005, a portion of the investment in unproved oil and gas properties may be reclassified to the full cost pool subject to depletion and the ceiling test, following our required periodic evaluation of the fair value of our unproved properties. The amount of any such reclassification could be significant. We could be required to write-down a portion of the full cost pool of oil and gas properties subject to amortization upon reclassification of the unproved oil and gas property costs.

THE OIL AND GAS EXPLORATION BUSINESS INVOLVES A HIGH DEGREE OF BUSINESS AND FINANCIAL RISK.

      The business of exploring for and developing oil and gas properties is an activity that involves a high degree of business and financial risk. Property acquisition decisions generally are based on assumptions about the quantity, quality, production costs, marketability, and sales price for the acreage or reserves being acquired. Although available geological and geophysical information can provide information about the potential of a property, it is impossible to predict accurately the ultimate production potential, if any, of a particular property or well. Any decision to acquire a property is also influenced by our subjective judgment as to whether we will be able to locate the reserves, drill and equip the wells to produce the reserves, operate the wells economically, and market the production from the wells.

      Our operations are dependent upon the availability of certain resources, including drilling rigs, steel casing, water, chemicals, and other materials necessary to support our development plans and maintenance requirements. The lack of availability of one or more of these resources at an acceptable price could have a material adverse affect on our business.

      The successful completion of an oil or gas well does not ensure a profit on investment. A variety of factors may negatively affect the commercial viability of any particular well, including:

      o     the absence of producible quantities of oil and gas;

      o insufficient formation attributes, such as porosity, to allow production;

      o     water production requiring disposal; and

      o     improperly pressured reservoirs from which to produce the reserves.

      In addition, market-related factors may cause a well to become uneconomic or only marginally economic, such as:

      o availability and cost of equipment and transportation for the production;

      o     demand for the oil and gas produced; and

      o     price for the oil and gas produced.

OUR BUSINESS IS SUBJECT TO OPERATING HAZARDS THAT COULD RESULT IN SUBSTANTIAL LOSSES.

      The oil and natural gas business involves operating hazards, any of which could cause substantial losses, such as:

      o     well blowouts;

      o     craterings;

      o     explosions;

      o     uncontrollable flows of oil, natural gas or well fluids;

      o     fires;

      o     formations with abnormal pressures;

      o     pipeline ruptures or spills;

      o     releases of toxic gas and other environmental hazards and pollution.

      As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. This insurance has deductibles or self-insured retentions and contains certain coverage exclusions. Our insurance premiums can be increased or decreased based on the claims made by us under insurance policies. The insurance does not cover damages from breach of contract by us or based on alleged fraud or deceptive trade practices. Whenever possible, we obtain agreements from customers that limit our liability; however, insurance and customer agreements do not provide complete protection against losses and risks and losses could occur for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could harm our financial conditions and results of operations.

      In addition, we may be liable for environmental damage caused by previous owners of property we own or lease. As a result, we may face substantial potential liabilities to third parties or governmental entities that could reduce or eliminate funds available for exploration, development or acquisitions or cause us to incur losses. An event that is not fully covered by insurance -- for instance, losses resulting from pollution and environmental risks that are not fully insured -- could cause us to incur material losses.

EXPLORATORY DRILLING IS AN UNCERTAIN PROCESS WITH MANY RISKS.

      Exploratory drilling involves numerous risks, including the risk that we will not find any commercially productive natural gas or oil reservoirs. The cost of drilling, completing and operating wells is often uncertain, and a number of factors can delay or prevent drilling operations, including:

      o     unexpected drilling conditions;

      o     pressure or irregularities in formations;

      o     equipment failures or accidents;

      o     adverse weather conditions;

      o     compliance with governmental requirements, rules and regulations;
            and

      o shortages or delays in the availability of drilling rigs, the delivery of equipment and adequate trained personnel.

      Our future drilling activities may not be successful, and we cannot be sure of our overall drilling success rate. Unsuccessful drilling activities would result in significant expenses being incurred without any financial gain.

OUR BUSINESS WILL DEPEND ON TRANSPORTATION FACILITIES OWNED BY OTHERS.

      The marketability of gas production will depend in part on the availability, proximity and capacity of pipeline systems owned by third parties. Federal and state regulation of gas and oil production and transportation, tax and energy policies, changes in supply and demand, pipeline pressures, and general economic conditions could adversely affect our ability to gather and transport natural gas.

THE OIL AND GAS INDUSTRY IS HEAVILY REGULATED AND WE MUST COMPLY WITH COMPLEX GOVERNMENTAL REGULATIONS.

      Federal, state and local authorities extensively regulate the oil and gas industry and the drilling and completion of oil and gas wells. Legislation and regulations affecting the industry are under constant review for amendment or expansion, raising the possibility of changes that may adversely affect, among other things, the pricing, production or marketing of oil and gas and oil field services. Noncompliance with statutes and regulations may lead to substantial penalties and the overall regulatory burden on the industry increases the cost of doing business and, in turn, decreases profitability. Federal, state and local authorities regulate various aspects of oil and gas drilling, service and production activities, including the drilling of wells through permit and bonding requirements, the spacing of wells, the unitization or pooling of oil and gas properties, environmental matters, safety standards, the sharing of markets, production limitations, plugging and abandonment, and restoration.

      Our operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local government authorities. Infinity estimates it will spend approximately $1.5 million to obtain permits for drilling and equipping two water disposal wells to handle water produced from oil and gas wells during the next fiscal year. It will cost Infinity approximately $50,000 per year to operate each disposal well. In addition to the environmental costs that will be incurred by our oil and gas production operations, Consolidated will incur an estimated $50,000] in costs associated with operating within current environmental regulations this fiscal year. New laws or regulations, or changes to current requirements, could result in our incurring significant additional costs. We could face significant liabilities to government and third parties for discharges of oil, natural gas or other pollutants into the air, soil or water, and we could have to spend substantial amounts on investigations, litigation and remediation.

      Our oil field service operations routinely involve the handling of significant amounts of waste materials, some of which are classified as hazardous substances. Our operations and facilities are subject to numerous environmental laws, rules and regulations, including laws concerning:

      o the containment and disposal of hazardous substances, oilfield waste and other waste materials;

      o     the use of underground storage tanks; and

      o     the use of underground injection wells.

      Compliance with and violations of laws protecting the environment may become more costly. Sanctions for failure to comply with these laws, rules and regulations, many of which may be applied retroactively, may include:

      o     administrative, civil and criminal penalties;

      o     revocation of permits; and

      o     corrective action orders.

      In the United States, environmental laws and regulations typically impose strict liability. Strict liability means that in some situations we could be exposed to liability for cleanup costs and other damages as a result of our conduct, even if such conduct was lawful at the time it occurred, or as a result of the conduct of prior operators or other third parties. Cleanup costs, natural resource damages and other damages arising as a result of environmental laws and regulations, and costs associated with changes in environmental laws and regulations, could be substantial. From time to time, claims have been made against us under environmental laws. Changes in environmental laws and regulations may also negatively impact oil and natural gas exploration and production companies, which in turn could reduce the demand for our oil field services.

      Large volumes of water produced from coalbed methane wells and discharged onto the surface in the Powder River Basin of Wyoming have drawn the attention of government agencies, gas producers, citizens and environmental groups which may result in new regulations for the disposal of produced water. Infinity intends to use injection wells to dispose of water into underground rock formations at certain of its fields and intends to discharge onto the surface where permissible. If our wells produce water of lesser quality than allowed under Colorado, Texas or Wyoming state law for surface discharge or injection into underground rock formations, Infinity could incur costs of up to $7.50 per barrel of water to dispose of the produced water. At third quarter 2004 production rates, this would cost us an additional $1.0 million per month in average water disposal costs. If our wells produce water in excess of the limits of its disposal facilities, we may have to drill additional disposal wells. Each additional disposal well could cost us up to $0.8 million.

THE OIL AND GAS INDUSTRY IS HIGHLY COMPETITIVE.

      We operate in the highly competitive areas of oil and natural gas exploration, exploitation, acquisition, production and oil field services with many other companies. We face intense competition from a large number of independent companies as well as major oil and natural gas companies in a number of areas such as:

      o acquisition of desirable producing properties or new leases for future exploration;

      o     marketing our oil and natural gas production;

      o     arranging for growth capital on attractive terms; and

      o seeking to acquire or secure the equipment, service, labor, other personnel and materials necessary to operate and develop those properties.

      Many of our competitors have financial and technological resources substantially exceeding those available to us. Many oil and gas properties are sold in a competitive bidding process in which we may lack technological information or expertise available to other bidders. We cannot be sure that we will be successful in acquiring and developing profitable properties in the face of this competition.

WE DEPEND ON KEY PERSONNEL.

      The loss of key members of our management team, or difficulty attracting and retaining experienced technical personnel, could reduce our competitiveness and prospects for future success. Our success depends on the continued services of our executive officers and a limited number of other senior management and technical personnel. Loss of the services of any of these people could have a material adverse effect on our operations. We maintain "key man" life insurance on the lives of Stanton E. Ross, Stephen D. Stanfield and Jon D. Klugh in the amount of $250,000 each. We do not have employment agreements with any of its executive officers. Our exploratory drilling success and the success of other activities integral to our operations will depend, in part, on our ability to attract and retain experienced explorationists, engineers and other professionals. Competition for experienced explorationists, engineers and some other professionals is extremely intense. If we cannot retain our technical personnel or attract additional experienced technical personnel, our ability to compete could be harmed.

                              SELLING SHAREHOLDERS

      The following table sets forth certain information regarding the beneficial ownership, as of December 22, 2004, by each of the selling shareholders. As of the date of this prospectus, we do not anticipate adding additional selling shareholders at a later time. We are not aware of any unidentified selling shareholders. The information in the table below is based upon information provided to us by the selling shareholders. Except as otherwise disclosed below, none of the selling shareholders has or within the past three years has had, any position, office or other material relationship with us. Except as disclosed below, none of the selling shareholders own any common stock other than the offered shares nor will own any common stock if they sell all of their offered shares.

      Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the offered shares.

      Selling shareholders who are identified as broker-dealers or affiliated with broker-dealers (a) purchased their respective offered shares in the ordinary course of business, and (b) at the time of the purchase of their respective offered shares, the selling shareholders had no agreements or understandings, directly or indirectly, with any person to distribute the offered shares.


                                                              NUMBER OF SHARES
                                                             BENEFICIALLY OWNED
                                                               PRIOR TO THIS         SHARES OFFERED
                     Name                                        OFFERING           IN THIS OFFERING
-----------------------------------------------------------  --------------------  ------------------
Barbara L. Townsend 1991 Revocable Intervivos Sep.
Property Trust                                                        5,000               5,000

Capital Ventures International (1)(2)                               100,000             100,000

Cranshire Capital, LP (3)                                           100,000             100,000

Kenneth M. Townsend                                                  13,000              13,000

Kimberly Townsend Talkington                                          1,000               1,000

Linnea Schuster Family Trust                                          2,000               2,000

Platinum Partners Value Arbitrage Fund, LP                          100,000             100,000

Richard A. McKay                                                     21,000              21,000

Rita J. Bishop, IRA                                                   1,000               1,000

Robert L. Bishop IRA Rollover                                         2,000               2,000

Smithfield Fiduciary LLC (1)(4)                                     100,000             100,000

The Andrew Degraff Berkey, II Trust                                   4,000               4,000

The Baesler Family Revocable Trust                                    5,000               5,000

The Barker Family Trust                                              30,000              30,000

The Donald D. and Sally E. Peck Trust                                 6,000               6,000

The Philip A. Sprague Marital QTIP Trust                              2,000               2,000

The Shirley T. Bullenworth Revocable Trust                           10,000              10,000

Truk International Fund, LP (5)                                       7,000               7,000

Truk Opportunity Fund, LLC (5)                                       93,000              93,000

Spindrift Investors (Bermuda) L.P. (6)                              660,000             110,000

Spindrift Partners L.P.  (7)                                        540,000              90,000

Straus Partners LP                                                   63,500              63,500

Straus - GEPT Partners, LP                                           61,500              61,500

SRG Capital LLC (1)(8)                                              100,000             100,000



TOTAL NUMBER OF  SHARES                                           2,027,000           1,027,000


 -----------------------

(1)   The selling shareholder is an affiliate of a registered broker-dealer.

(2) The selling shareholder has identified Heights Capital Management, Inc. as an entity with sole voting and dispositive power over the shares. Morris Kobinger, a registered investment advisor, is the Investment Manager of Heights Capital Management, Inc.

(3) The selling shareholder has identified Mitchell P. Kopin, President of Downsview Capital, Inc., as a natural person with sole voting and dispositive power over the shares.

(4) The selling shareholder has identified Highbridge Capital Management, LLC as an entity with sole voting and dispositive power over the shares and has further identified Glenn Dubin and Henry Swieca as natural persons with control over Highbridge Capital Management, LLC.

(5) The selling shareholder has identified Atoll Asset Management, LLC as an entity with sole voting and dispositive power over the shares and has further identified Michael E. Fein and Stephen E. Saltzstein as natural persons with control over Atoll Asset Management, LLC.

(6) In addition to the 110,000 offered shares, the selling shareholder is also the beneficial owner of 550,000 shares of our common stock, which are not being offered for sale in this offering. Following the sale of all of the offered shares, the 550,000 shares held by selling shareholder will constitute approximately 5.2% of our outstanding common stock.

(7) In addition to the 90,000 offered shares, the selling shareholder is also the beneficial owner of 450,000 shares of our common stock, which are not being offered for sale in this offering. Following the sale of all of the offered shares, the 450,000 shares held by the selling shareholder will constitute approximately 4.3% of our outstanding common stock.

(8) The selling shareholder has identified Edwin Mecabe and Tai May Lee as natural persons with control over the selling shareholder.

                                 USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the offered shares by the selling shareholders.

                              PLAN OF DISTRIBUTION

      The selling shareholders and their successors, which includes their pledgees, donees, partnership distributees and other transferees receiving the offered shares in non-sale transfers, may sell the offered shares directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

      The offered shares may be sold in one or more transactions:

      o     at fixed prices;

      o     at prevailing market prices at the time of sale;

      o     at varying prices determined at the time of sale; or

      o     at negotiated prices.

      These sales may be effected in transactions, which may involve block transactions, in the following manner:

      o on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;

      o     in the over-the-counter market;

      o in transactions other than on these exchanges or services or in the over-the-counter market; or

      o through the writing and exercise of options and warrants, whether these options and warrants are listed on an option or warrant exchange or otherwise.

      The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the offered shares and deliver these shares to close out short positions, or loan or pledge the underlying shares to broker-dealers that in turn may sell these shares.

      The aggregate proceeds to the selling shareholders from the sale of the offered shares will be the purchase price of the shares less any discounts and commissions. We will not receive any of the proceeds from the sale of the offered shares by the selling shareholders.

      In order to comply with the securities laws of some jurisdictions, if applicable, the selling shareholders may sell the offered shares in some jurisdictions through registered or licensed broker dealers.

      The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the offered shares may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the offered shares must be underwriting discounts and commissions permitted under the Securities Act. The selling shareholders will be subject to the prospectus delivery requirements of the Securities Act.

      In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

      The selling shareholders each purchased the offered shares in the ordinary course of business. At the time of purchase, each selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

      Pursuant to the registration rights agreements between us and the selling shareholders who purchased the offered shares in the private placement, we agreed to pay substantially all of the expenses incident to the registration of the shares of the offered shares, except for any fees and expenses of selling stockholder counsel or other advisers. In addition, we and the selling shareholders agreed to indemnify each other and their respective directors, officers, stockholders and controlling persons against, and in certain circumstances to provide contribution with respect to, specific liabilities in connection with the offer and sale of the offered shares in the private placement, including liabilities under the Securities Act.

                                  LEGAL MATTERS

      The validity of the securities offered by this prospectus will be passed upon by Davis Graham & Stubbs LLP, Denver, Colorado.

                                     EXPERTS

      Our audited consolidated financial statements as of December 31, 2003 and 2002, and for the years ended December 31, 2003 and 2002 and the nine-month transition period ended December 31, 2001, included in our Annual Report on Form 10-K for the year ended December 31, 2003, incorporated by reference herein, have been audited by Ehrhardt Keefe Steiner & Hottman PC, an independent registered public accounting firm, to the extent and for the period set forth in their report, incorporated by reference herein, and are incorporated herein in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

      Our reserves at December 31, 2003 incorporated by reference herein were calculated by Netherland Sewell and Associates Inc. All such figures incorporated by reference herein are in reliance upon the authority of that firm as experts in such matters.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC's public reference room at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC's website at http://www.sec.gov.

      The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede, as applicable, the information in this prospectus.

      The following documents, which were previously filed with the SEC pursuant to the Exchange Act, are hereby incorporated by reference:

      o our Annual Report on Form 10-K for the year ended December 31, 2003, as amended on Form 10-K/A filed with the SEC on April 29, 2004;

      o our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

      o our Current Report on Form 8-K filed with the SEC on November 16, 2004 with the exception of Item 2.02 and Exhibit 99.1; and

      o the description of our common stock contained in our Registration Statement on Form 8-A (SEC File No. 0-17204) filed with the SEC on November 16, 1993.

      All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and shall be a part hereof from the date of filing of such reports and documents.

      Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document that also is deemed to be incorporated by reference in this prospectus, modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus. Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

      Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement or the documents incorporated by reference in this prospectus, each such statement being qualified in all respects by such reference.

      You may receive a copy of any of these filings, at no cost, by writing or calling Infinity, Inc., 1401 West Main Street, Suite C, Chanute, Kansas 66720, telephone (620) 431-6200, and directed to the attention of Stanton E. Ross, President and Chief Executive Officer.

================================================================================


      You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.


                                 INFINITY, INC.

                                  COMMON STOCK






                                  ------------

                                   PROSPECTUS

                                  ------------



                                -----------------


================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except the Commission's registration fee.

   Registration Fee--Securities and Exchange Commission.........  $     932
                                                                  ---------
   Legal Fees and Expenses......................................  $  15,000*
                                                                  ---------
   Accountants Fees and Expenses................................  $  10,000*
                                                                  ---------
   Total........................................................  $  25,932
                                                                  =========

      *Estimated.

      The selling shareholders have paid none of the expenses related to this offering.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Infinity, Inc. is incorporated in the State of Colorado. Sections 7-109-101 through 7-109-110 of the Colorado Business Corporation Act provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee, fiduciary, or agent of Infinity, Inc. or was serving at its request in a similar capacity for another entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection therewith if he acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In case of an action brought by or in the right of Infinity, Inc., such persons are similarly entitled to indemnification if they acted in good faith and in a manner reasonably believed to be in the best interests of Infinity, Inc. but no indemnification shall be made if such person was adjudged to be liable to Infinity, Inc. for negligence or misconduct in the performance of his duty to Infinity, Inc. unless and to the extent the court in which such action or suit was brought determines upon application that despite the adjudication of liability, in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification. In such event, indemnification is limited to reasonable expenses. Such indemnification is not deemed exclusive of any other rights to which those indemnified may be entitled under its Articles of Incorporation, Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise.

      The Articles of Incorporation and Bylaws of Infinity, Inc. generally allow indemnification of officers and directors to the fullest extent allowed by law. Infinity, Inc. currently intends to indemnify its officers and directors to the fullest extent permitted by the Articles of Incorporation, Bylaws and Colorado Law.

      We maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been a director or officer of Infinity, Inc..

ITEM 16.  EXHIBITS.

Exhibit
No.          Description of Exhibit
-------      ----------------------

    4.1      Form of Common Stock Purchase Agreement, dated November 9, 2004 (1)

    4.2      Form of Registration Rights Agreement, dated November 9, 2004 (1)

    5.1      Opinion of Davis Graham & Stubbs LLP (2)

    23.1     Consent of Davis Graham & Stubbs LLP (included in Exhibit 5.1)

    23.2     Consent of Ehrhardt Keefe Steiner & Hottman PC (2)

    23.3     Consent of Netherland Sewell and Associates Inc. (2)

-----------------

(1) Filed as an exhibit to Infinity's Current Report on Form 8-K dated November 16, 2004, and incorporated herein by reference.

(2)  Filed with this registration statement.



ITEM 17. UNDERTAKINGS.

      (a) We hereby undertake:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (Securities Act);

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

            provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a registration statement on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chanute, State of Kansas, on December 23, 2004.

                               INFINITY, INC.

                               By: /s/ Stanton E. Ross
                                   -------------------
                                   Name: Stanton E. Ross
                                   Title:  President and Chief Executive Officer


                                POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Stanton E. Ross and Jon D. Klugh, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form S-3, and to file the same with all exhibits and schedules thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


         Signature                 Title                              Date
         ---------                 -----                              ----

 /s/ Stanton E. Ross        President, Treasurer               December 23, 2004
--------------------        Principal Executive
Stanton E. Ross             Officer) and Director

 /s/ Jon D. Klugh
--------------------        Chief Financial Officer            December 23, 2004
Jon D. Klugh                and Secretary (Principal
                            Financial and Accounting
                            Officer)

 /s/ Elliot M. Kaplan       Director                           December 23, 2004
---------------------
Elliot M. Kaplan

 /s/ Robert O. Lorenz       Director                           December 23, 2004
---------------------
Robert O. Lorenz

                            Director                           December 23, 2004
---------------------
Leroy C. Richie

 /s/ O. Lee Tawes           Director                           December 23, 2004
---------------------
O. Lee Tawes

                                  EXHIBIT INDEX

Exhibit
 No.         Description of Exhibit
-------      ----------------------

    4.1      Form of Common Stock Purchase Agreement, dated November 9, 2004 (1)

    4.2      Form of Registration Rights Agreement, dated November 9, 2004 (1)

    5.1      Opinion of Davis Graham & Stubbs LLP (2)

   23.1      Consent of Davis Graham & Stubbs LLP (included in Exhibit 5.1)

   23.2      Consent of Ehrhardt Keefe Steiner & Hottman PC (2)

   23.3      Consent of Netherland, Sewell & Associates, Inc. (2)

-----------------

(1) Filed as an exhibit to Infinity's Current Report on Form 8-K dated November 16, 2004, and incorporated herein by reference.

(2)  Filed with this registration statement.